

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via E-mail
Mr. Frank G. Vitrano
Senior Executive Vice President,
Chief Financial Officer and Chief Administrative Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Re: **Rite Aid Corporation**
        Form 10-K for the Fiscal Year Ended March 3, 2012
        Filed April 24, 2012
        File No. 001-05742

Dear Mr. Vitrano:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Gus Rodriguez

                                        Gus Rodriguez
                                        Accounting Branch Chief